

December 21, 2010

Mr. Clement Guevremont
President
Plycrete, Inc.
1777, Cedar
Mascouche, Quebec, Canada J7L 1W6

> **Re:** **Plycrete, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed December 7, 2010**
> **File No. 333-164684**

Dear Mr. Guevremont:

We reviewed the filing and have the comments below.

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X. In this regard, please also update your summary financial information and dilution disclosures as appropriate.

Financial Statements, page 19

General

2. Your statements of operations, statements of changes in stockholders' equity (deficit), and statements of cash flows each say "unaudited." Please revise the statements to remove the term "unaudited" or tell us why this caption appears on these financial statements.

Statement of Operations and Accumulated Other Comprehensive Loss, page 22

3. It appears that certain items you have identified as "accumulated other comprehensive loss" should be called "comprehensive income (loss)." In this regard, please revise:

- The title of your financial statement to say "Statements of Operations and Comprehensive Loss."

- The last section to say "Comprehensive Income" where it currently says "Accumulated Other Comprehensive Loss." The total of this section should also be identified as "total comprehensive loss."

- Please also have your independent registered accounting firm revise its audit report as appropriate.

Please refer to FASB ASC 220-10-55.

Note 2 – Summary of Significant Accounting Policies, page 25
Fixed Assets, page 26

4. It appears that the accounting policy titled "fixed assets" states the policy for your foreign currency translation. Please revise your registration statement as appropriate.

Note 4- License Agreement – Related Party, page 28

5. We note your response to our prior comment eight. Please revise to include a more specific and comprehensive discussion of the nature of the costs that you believe could have been capitalized and the specific accounting guidance that you referenced to determine that these costs could be capitalized. In addition, given that you are continuing to develop your business plan, have not generated any revenue, and have been issued a going concern opinion, please include a specific and comprehensive discussion regarding why you believe that the carrying value of the license is recoverable.

Note 8 – Loss per Share, page 30

6. The net loss for the year ended July 31, 2010, appearing in the second table, does not agree with the net loss on your statement of operations. Please revise.

7. Earnings per share for the year ended July 31, 2009, appearing in the second table, do not agree with the net loss per share as shown on your statement of operations. Please revise.

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (949) 706-1475 and U.S. Mail
        Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation
        500 Newport Center Drive, Suite 800
        Newport Beach, CA 92660